UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

25-1, Beijing Music Industrial Park,

Heizhuanghu Road, Chaoyang District,

Beijing, 100020

People’s Republic of China
+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Beneficial Ownership Information Among Class B Shareholders

Kuke Music Holding Limited (the “Company”) is providing disclosure regarding updated information in beneficial ownership of the Company’s Class B ordinary shares as of September 22, 2025.

Background Information: The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of US$0.001 per share. As of September 22, 2025, there were 281,176,144 Class A ordinary shares and 2,366,801 Class B ordinary shares outstanding, for a total of 283,542,945 ordinary shares. Holders of Class A ordinary shares are entitled to one (1) vote per share. Holders of Class B ordinary shares are entitled to one thousand (1,000) votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Beneficial Ownership Information: Based on information provided by the beneficial owners, the Company understands that as of September 22, 2025:

1.	Lung Yu beneficially owns no Class A ordinary shares, and the following Class B ordinary shares through both direct and indirect holdings:

a)	Direct holdings: 499,000 Class B ordinary shares.

b)	Indirect holdings: 1,867,801 Class B ordinary shares held through Supertonic Limited, a British Virgin Islands company wholly owned by Lung Yu. The address of Supertonic Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Island.

c)	Total beneficial ownership: 2,366,801 Class B ordinary shares.

2.	He Yu beneficially owns no Class A ordinary shares or Class B ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer
Date:	September 26, 2025

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